NYSE
AN ICE EXCHANGE

April 30, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of DANAHER CORPORATION, under the Exchange Act of 1934:

- Floating Rate Senior Notes due 2028
- 3.250% Senior Notes due 2030
- 3.625% Senior Notes due 2034
- 4.000% Senior Notes due 2038

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com